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                                                                     EXHIBIT 3.8

                               AMENDMENT TO BYLAWS

         In accordance with Article IX of the Restated and Amended Bylaws of Telenetics Corporation, a California corporation (the "Corporation"), by written consent of the Board of Directors of the Corporation and by the affirmative vote of the holders of a majority of the outstanding shares of common stock of the Corporation, Article III, Section 2 of the Corporation's Restated and Amended Bylaws has been amended effective as of June 6, 2000 to read in its entirety as follows:

         "Section 2. Number of Directors. The Board of Directors shall consist of such number of directors, not less than five (5) nor more than nine
         (9), as may be determined from time to time by the Board of Directors subject to the provisions of the Articles of Incorporation. The exact number of directors shall be seven (7) until changed by the Board of Directors pursuant to and in accordance with the provisions of this
         Section 2 of this Article III of these Bylaws. No reduction of the authorized number of directors shall have the effect of removing any director before that director's term of office expires."

         The remainder of the Corporation's Restated and Amended Bylaws remain in full force and effect.